

April 17, 2013

<u>Via E-mail</u>
Mr. Alan Thompson
President
Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546

      Re: Baserri Outdoors Group, Inc.
              Amendment No.3 to Offering Statement on Form 1-A
              Filed April 8, 2013
              File No. 024-10333

Dear Mr. Thompson:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1.   Following our review of your revised disclosures in response to comments seven, 12, 19, 20, and 26 through 28 in our letter dated March 22, 2013, it appears to us that the asset sale transaction between Baserri Shotguns, LLC and the issuer, Baserri Outdoors Group, Inc., has not been completed. In this regard, we also note that Amendment No.1 to the Asset Purchase Agreement acknowledges that the closing of the transaction has not occurred. As such, Baserri Outdoors Group, Inc. appears to be a shell entity with no business operations, assets or liabilities. In addition, we note that on page 18 you describe Baserri Shotguns, LLC as the company's subsidiary and that you created Baserri Outdoors Group, Inc. as a holding company to facilitate future acquisitions. This description is fitting for a <u>merger</u> transaction pursuant to which an operating company becomes a wholly owned subsidiary of the holding company, which structure is not accomplished through an asset sale acquisition as contemplated by your October 15, 2012 asset purchase agreement. Given the uncertainties surrounding the current status of Baserri Outdoors Group, Inc. as the issuer of the securities, as well as the nature and the implications of the asset sale transaction between the two entities, we are not in a position to evaluate your revised disclosures without the following information:

- Confirm that Baserri Outdoors Group, Inc. is currently not conducting any business, has no assets or liabilities. To the extent that you believe that the asset transfer from Baserri Shotguns, LLC to the company has occurred, please provide us with the legal basis pursuant to which this transfer is enforceable under the applicable state laws in the absence of payment of any consideration;

- Please explain to us how under the laws of the State of Texas a for-profit corporation may conduct business, including payment of state franchise taxes, which is calculated upon a corporation's stated capital, without any existing stated capital. In this regard we note that Question 14 under "Formation of Texas Entities FAQs" found on the Texas Secretary of State's website (http://www.sos.state.tx.us/corp/formationfaqs.shtml#BF14), states that "[a] for-profit corporation must issue (sell) shares of stock in order to provide the corporation with its own capital, separate from its owners' money."

- To the extent that you only raise the $1 million minimum offering amount, please tell us how those offering proceeds will be utilized given that they do not cover the $1.2 million consideration required for the closing of the asset sale. In addition, considering that Baserri Outdoors Group, Inc. will use $1.2 million of offering proceeds to pay Baserri Shotguns, LLC as the seller under the asset purchase agreement, please identify the contractual provisions or the legal obligations pursuant to which Baserri Shotguns, LLC is required to use the $1.2 million of offering proceeds in the manner indicated in your Use of Proceeds disclosure, rather than make a distribution to the LLC members following the closing of the asset sale.

Please note that following the review your responses, we may have additional comments.

Financial Statements

General

2.   We note your response to our prior comments regarding the status of your transaction to merge with or acquire Baserri Shotguns, LLC. It appears from your most recent response and amendment that the proposed transaction has not been legally consummated. As such, we would expect your financial statement presentation would be a follows:

- Your filing must include the financial statements of the entity issuing securities, which in your case we understand is Baserri Outdoors Group, Inc. As it further appears you have not legally merged with Baserri Shotguns, LLC, nor have you issued shares or otherwise capitalized Baserri Outdoors Group, Inc., we would expect the financial statements of the Group to be zero and reflect no activity from the date of Group's inception, through December 31, 2012. If such is the case, please include shell company financial statements for Group as of December 31, 2012 and for the period from October 15, 2012 (inception) through December 31, 2012.

- Please include separate financial statement footnotes for Group Inc., including a footnote which explains the company has had no operations to date and further explains your post-offering planned transaction(s) with Baserri Shotguns, LLC.

- For all periods required through December 31, 2012, provide separately, the financial statements of Baserri Shotguns, LLC including stand-alone financial statement footnotes. Please note, it appears you will need to modify your

Alan Thompson
Baserri Outdoors Group, Inc.
April 17, 2013
Page 3

Principles of Consolidation footnote to remove indications that your planned merger or acquisition transaction has occurred.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director